Corporate Office:

12345 W. Alameda Pkwy, Suite 202

Lakewood, CO 80228

Toll Free: 800-803-1371

Tel: 303-795-3030

Fax: 303-945-7270

January 13, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mark A Wojciechowski

SENT VIA EDGAR

Revised Preliminary Proxy Statement on Schedule 14A

Filed January 9, 2009

SEC File No 0-50931

Dear Sirs:

In response to the comments contained in the staff’s comment letter to Aurelio Resource Corporation (the “Company”) dated January 12, 2008, we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the each of the staff’s comment letters noted in this paragraph. Further, our responses are segregated by comment letter in the same order as set out in this paragraph beginning with the most recently received comment letter.

On behalf of Aurelio Resource Corporation, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.
•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Company’s filings.

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Schedule 14A filed January 9, 2009

Appendix B Pro Form Financial Statements (Unaudited)

Explanation of Pro Forma Consolidated Balance Sheet Adjustments

Note (E) Repay Bridge Loan

1.	We note your disclosure that you issued “…a non-recourse note payable in the amount of $4.45 million in exchange for the remaining balance of the non-interest bearing bridge loan.” However, the amount presented within the Pro Forma Consolidated Balance Sheet is $1.45 million. Please expand your disclosure to explain the difference.

Responses to staff comments:

1.	General Staff comment 1:

We have corrected the typographical error in Note (E), replacing the $4.45 million number with the correct amount, which is $1.45 million.

We have also added an additional sentence to Note (E) as follows:

“The average US$ 12-month LIBOR rate for the period January - September 2008 was 3.0642%.”

This sentence has been added in order to give investors a reference point for the interest obligations related to the $1.45 million non-recourse note.

2.	We further note that the remaining amount of the non-interest bearing bridge loan was replaced by a non-recourse interest-bearing note payable in the same amount. Please modify your pro forma presentation to include pro forma adjustments for the amount of interest expense related to the interest bearing note payable, or tell us why you believe such adjustments are not required.

Responses to staff comments:

2.	General Staff comment 2. The pro forma balance sheets for the periods January 1 - December 31, 2007 and January 1 - September 30, 2008 have been changed to reflect the accrual of interest on the $1.45 million non-recourse interest bearing note.

A new column (“Accrued Interest On Non-Recourse Debt”) has been inserted into each of the tables to illustrate the interest expense for the $1.45 million non-recourse note separately from other corporate interest expenses.

We have also added a new Note (C) to the footnotes to the pro forma balance sheets:

(C) Accrued Interest On Non-Recourse Debt

Accrued interest on the $1.45 million non-recourse note has been calculated as if the note was outstanding at the beginning of each period (January 1, 2007 and January 1, 2008).

The non-recourse note bears interest at One Year US$ LIBOR plus 5%, with principal and accrued interest due at maturity.

During 2007, the average 12-month US$ LIBOR rate was 5.0641% and, for the period January - September 2008, the average rate was 3.0642%.

We are enclosing marked copies of the three pages within the proxy that we propose to amend in response to the staff’s January 12th comment letter.

Respectfully submitted,

/s/ Stephen B. Doppler

Stephen B. Doppler, President and CEO

Aurelio Resource Corporation

Encl.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 5)

Filed by the Registrant ☒                            Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

AURELIO RESOURCE CORPORATION

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which the transaction applies:

Common stock, par value $0.001

(2)	Aggregate number of securities to which the transaction applies:

Nil

(3)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The filing fee of $157.20 was calculated pursuant to Exchange Act Rule 0-11(c) and is equal to $39.30 per million of the sale consideration of $4,000,000 (based on the Company’s bona fide estimate of the fair market value of the sale consideration).

(4)	Proposed maximum aggregate value of the transaction:

$4,000,000

(5)	Total fee paid:

$157.20

☒	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

PRO FORMA CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Historical	Pro Forma Adjustments						Pro Forma
	Sept. 30, 2008	Bridge Loan From Telifonda (A)	Sale of Bolsa (B)	Repay Debentures (C)	Reimburs- able Expenses (D)	Non-Recourse Loan (E)	Sale of NSR (F)	Sept. 30, 2008
ASSETS
Current Assets
Cash	$413,661	$2,000,000	$2,000,000	(1,500,000)	$—	$—	$—	$2,913,661
Prepaid expenses and other	59,898		(42,426)		124,616			142,088
Reclamation bond – MAN claims drilling	3,003		(3,003)					—

Total current assets	476,562	2,000,000	1,954,571	(1,500,000)	124,616	—	—	3,055,749

Mining claims	3,339,194		(3,316,343)					22,851
Equipment, net	87,448		(15,795)					71,653

	3,426,642		(3,332,138)	—	—	—	—	94,504

Total Assets	$3,903,204	$2,000,000	$(1,377,567)	$(1,500,000)	$124,616		—	$3,150,253

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$132,525	—	$(61,938)	$—	$—	$—	$—	$70,587
Current portion, debentures payable	131,235			(131,235)				—
Bridge loan payable to Telifonda	—	2,000,000	(500,000)			(1,450,000)	(50,000)	—
Current portion, long-term debt	530,729		(520,000)					10,729

Total current liabilities	794,489	2,000,000	(1,081,938)	(131,235)	—	(1,450,000)	(50,000)	81,316

Long-term debt due to Telifonda	—					1,450,000		1,450,000
Note payable – Courtland Claims	950,000		(950,000)					—
Note payable – Rae Property	494,000		(494,000)					—
Debentures Payable (Note 5)	961,051			(961,051)				—

	2,405,051		(1,444,000)	(961,051)	—	1,450,000	—	1,450,000

Total Liabilities	3,199,540	2,000,000	(2,525,938)	(1,092,286)	—	—	(50,000)	1,531,316

Stockholders’ Equity
Common stock	40,417							40,417
Warrant	321,813							321,813
Additional paid in capital	7,593,006							7,593,006
Deficit accumulated during exploration stage	(7,245,403)		1,148,371	(407,714)	124,616		50,000	(6,330,130)
Cumulative effect of currency translation	(6,169)							(6,169)

Total Stockholders’ Equity	703,664		1,148,371	(407,714)	124,616	—	50,000	1,618,937

Total Liabilities and Stockholders’ Equity	$3,903,204	$2,000,000	$(1,377,567)	$(1,500,000)	$124,616	$—	$—	$3,150,253

Explanation of Pro Forma Consolidated Balance Sheet Adjustments:

(A) Bridge Loan from Telifonda	Proceeds of bridge loan from Telifonda, a shareholder of the Company and purchaser of Bolsa. Imputed interest was not calculated in the pro forma as it is immaterial. This facility is outstanding only until closing of the sale of Bolsa and the NSR on Gavilanes exploration property deemed to occur at September 30, 2008.

(B) Sale of Bolsa	100% of Bolsa, a wholly-owned subsidiary, is sold for $2.5 million realized as $2 million cash and offset of $500,000 of the Loan from Telifonda. The cost basis of all Bolsa assets and liabilities have been expensed against proceeds realized resulting in a gain. No income taxes are payable due to the utilization of operating loss carryforwards.

(C) Repay Debentures	Convertible debentures issued in February 2008 are paid in full using cash proceeds from the sale of Bolsa. Unamortized discount at September 30, 2008 is charged to expense as loss on extinguishment of debt.

(D) Reimbursable Expenses	Record receivable from Telifonda pursuant to Amended Stock Purchase Agreement, for property holding costs and certain other expenses incurred from August 15, 2008 through September 30, 2008 that are reimbursable to the Company.

(E) Repay Bridge Loan	Upon closing of the sale of Bolsa and the NSR, the Company issues a non-recourse note payable in the amount of $1.45 million in exchange for the remaining balance of the non-interest bearing bridge loan. No additional cash proceeds are realized. The non-recourse note bears interest at the One Year LIBOR plus 5%, with principal and accrued interest at maturity.

The average US$ 12-month LIBOR rate for the period January - September 2008 was 3.0642%.

(F) Sale of NSR	Proceeds from the sale of a net smelter royalty (NSR) on Gavilanes exploration property in Mexico for $50,000 realized by offsetting Loan from Telifonda. No income taxes are payable due to the utilization of operating loss carryforwards.

AURELIO RESOURCE CORPORATION

(An Exploration Stage Company)

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended September 30, 2008
		Pro Forma Adjustments
	Historical	Due to Sale of Bolsa (A)	Due to Repayment of Debentures (B)	Accrued Interest On Non-Recourse Debt (C)	Pro Forma
Revenue	$—	$—	$—		$—

Expenses:
Depreciation	11,881	(2,705)			9,176
General and administrative	279,297	(51,206)			228,091
Mineral property expenditures	352,609	(325,083)			27,526
Professional fees	525,868	(67,132)			458,736

	1,169,655	(446,126)	—	—	723,529

Loss from operations	(1,169,655)	446,126			(723,529)
Other income (expense)
Other income	833				833
Gain on sale of assets	—				—
Loss on extinguishment of debt	—				—
Interest income	10,389				10,389
Interest expense	(1,289,210)	102,807	1,167,491	(87,698)	(106,610)

Net loss	(2,447,643)	548,934	1,167,491	(87,698)	(818,916)
Other comprehensive loss – net of tax
Foreign currency translation gain (loss)	(2,914)				(2,914)

Comprehensive loss	$(2,450,557)	$548,934	$1,167,491	$(87,698)	$(821,830)

Net loss per share
(Basic and fully diluted)	$(0.06)				$(0.02)

Weighted average number of common shares outstanding	39,405,729				39,405,729

	Fiscal Year Ended December 31, 2007
	Historical	Pro Forma Adjustments Due to Sale of Bolsa (A)	Accrued Interest On Non-Recourse Debt (C)	Pro Forma
Revenue	$—	$—	$—	$—

Expenses:
Depreciation	13,021	(1,500)		11,521
General and administrative	1,529,464	(17,753)		1,511,711
Mineral property expenditures	1,279,875	(1,112,773)		167,102
Professional fees	549,454	(144,430)		405,024

	3,371,814	(1,276,457)	—	2,095,357

Loss from operations	(3,371,814)	1,276,457		(2,095,357)
Other income (expense)
Other income	50,395	(136)		50,259
Gain on sale of assets	—			—
Loss on extinguishment of debt	—			—
Interest income	8,688			8,688
Interest expense	(67,256)	60,599	(145,929)	(152,587)

Net loss	(3,379,987)	1,336,920	(145,929)	(2,188,997)
Other comprehensive loss – net of tax
Foreign currency translation gain (loss)	(1,675)			(1,675)

Comprehensive loss	$(3,381,662)	$1,336,920	(145,929)	$(2,190,672)

Net loss per share
(Basic and fully diluted)	$(0.10)			$(0.07)

Weighted average number of common shares outstanding	33,572,482			33,572,482

Explanation of Pro Forma Consolidated Statement of Operations Adjustments:

(A) Sale of Bolsa	100% of shares of wholly-owned subsidiary are deemed sold as of the beginning of the period presented and, accordingly, period activities pertaining to Bolsa are eliminated.

(B) Repay Debentures	Convertible debentures issued in February 2008 are deemed paid in full as of the beginning of 2008. Accordingly interest expense related to such debentures is eliminated, including recognition of the cost of beneficial conversion feature.

No interest expense related to debentures was incurred during 2007 as such debentures were not issued until February 2008; accordingly, no pro forma adjustment was made for 2008.

(C) Accrued Interest on Non-Recourse Debt	Accrued interest on the $1.45 million non-recourse note has been calculated as if the note was outstanding at the beginning of each period (January 1, 2007 and January 1, 2008).

The non-recourse note bears interest at One Year US$ LIBOR plus 5%, with principal and accrued interest due at maturity.

During 2007, the average 12-month US$ LIBOR rate was 5.0641% and, for the period January - September 2008, the average rate was 3.0642%.